FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September, 2012

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Press release dated September 4, 2012 entitled “Banco Santander launches the public offering of up to 24.9% of Santander Mexico for a maximum US$4.291 billion”

Press Release

Banco Santander launches the public offering

of up to 24.9% of Santander Mexico

for a maximum US$4.291 billion

•

Emilio Botín: “This transaction is another step in our strategy of having quoted subsidiaries. Our three largest subsidiaries in Latin America will be among the top 100 banks in the world by stock market value.”

•

The offer values the bank in Mexico at up to US$17.235 billion (EUR 13.708 billion), making it the 83rd bank in the world by this ranking. This will be the largest equity transaction in Latin America so far in 2012 and the largest placement of shares ever in a Mexican company.

•

The offer price is expected to be between 29.00 and 33.50 pesos per share, according to the prospectus filed today with the Mexican Stock Exchange, or a total amount of between 49.005 billion and 56.609 billion pesos.

•

Presentations to investors related to the offering begin today. It is expected that the shares will be listed in Mexico and New York on or about Sept. 26. Santander Mexico will be the only Mexican financial institution currently quoted on the New York Stock Exchange.

•	“Our goal is to list our most significant subsidiaries within five years,” Emilio Botín said.

•

“The flotation of Santander Mexico shows the Group’s commitment to the country. I am confident that this transaction will mark a new phase of our bank’s history in Mexico and will strengthen our plans for growth and development in the country.”

•	The placement will strengthen Banco Santander’s capital, improving core capital by about half a percentage point, based on the announced price range.

Mexico City, Sept. 4, 2012 – Banco Santander Chairman Emilio Botín launched today the global public offering of shares of Grupo Financiero Santander México. Banco Santander is offering up to 1,689,812,333 shares of Santander Mexico – including the shares the underwriters have the option to purchase under the green shoe – representing 24.9% of the unit’s share capital. According to the prospectus presented today to the Mexican Stock Exchange, the offer is expected to be priced at between 29.00 and 33.50 pesos per share, implying a total offer amount of between EUR 2.957 billion and EUR 3.413 billion. This price range also implies a maximum valuation of EUR 13.708 billion for 100% of Santander Mexico.

According to the preliminary prospectus filed today with the U.S. Securities and Exchange Commission, the offer is expected to be priced between US$10.99 and US$12.70 per American Depository Receipt, each of which represents five shares, for a total offer amount of between US$3.714 billion and US$4.291 billion and valuing all of Santander Mexico at a maximum US$17.235 billion.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	1

The transaction, which will target both individual and institutional investors, is structured in two tranches: one in Mexico, representing 20% of the shares included in the global offering, and one outside Mexico, including the United States, representing 80% of the shares offered. These amounts are subject to reallocation according to demand. The placement process begins today and it is expected that the shares will be quoted in Mexico and New York on or about Sept. 26.

The gains obtained by Banco Santander through this transaction will be registered entirely to reserves, in line with current accounting requirements, as the bank will maintain its control over its Mexican subsidiary. This placement will translate into an increase in the bank’s core capital ratio of about half a percentage point. Banco Santander’s core capital at June 30, 2012, was 10.1% under Basel II rules.

“The transaction we are presenting today is another step in our strategy of listing our subsidiaries, following the examples of Santander Brasil, Santander Chile, our bank in Poland and Banesto in Spain. Our three largest units in Latin American will be among the top 100 banks in the world by stock market value. No other group in the world has comparable positions in the global ranking. We have a very clear goal: That in five years, our most important subsidiaries are listed,” Emilio Botín highlighted during the presentation of the transaction in Mexico.

“We want to continue playing a part in the growth of Mexico. I am confident that this transaction marks a new phase in our bank’s history in Mexico and will strengthen our plans for growth and development in the country,” Botín said.

EXPECTED TIMETABLE FOR THE TRANSACTION

•	Sept. 4: Register the updated preliminary prospectuses with the SEC in the United States and the CNBV in Mexico. Kick-off of the three-week roadshow.

•	Sept. 25: Price is fixed

•	Sept. 26: First day of trading

•	Oct. 1: Settlement and close.

Santander Mexico has filed a registration statement (including a preliminary prospectus) with the Securities and Exchange Commission (SEC) for the offering to which this communication relates, but the registration statement has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

Before you invest, you should read the prospectus in that registration statement and other documents Santander Mexico has filed with the SEC for more complete information about Santander Mexico and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any of the Global Coordinators participating in the offering will arrange to send you the prospectus if you request it from one of the following: Santander, Attention: Kathie Plaia, 45 East 53rd Street, New York, New York 10022, Telephone: +1-212-583-4629, Email: kplaia@external.santander.us; UBS Investment Bank, 299 Park Avenue, New York, NY, 10171 , Telephone: +1 212 821 3000; Deutsche Bank Securities, 60 Wall Street, New York, NY 10005, Telephone: 1-800-503-4611, Email: prospectus.cpdg@db.com; or BofA Merrill Lynch, Attention: Prospectus Directive, 222 Broadway, 7th Floor, New York, NY 10038, Email: dg.prospectus_requests@baml.com.

Comunicación Externa. Ciudad Grupo Santander Edificio Arrecife Pl. 2 28660 Boadilla del Monte (Madrid) Telf.: 34 91 289 52 11 comunicacionbancosantander@gruposantander.com	2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date: September 4, 2012	By:	/s/ José Antonio Álvarez
Name: José Antonio Álvarez
Title: Executive Vice President